UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission file number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

 Kibbutz Glil-Yam
4690500, Israel

(Address of principal executive offices)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On January 5, 2023, Ms. Lilach Geva-Harel informed the Company that she was resigning from her position as a member of the board of directors (the “Board”) of REE Automotive Ltd. (the “Company”) for personal reasons effective immediately. Ms. Geva-Harel had served on the Board and as chairperson of the Company’s audit committee since 2021.

The information contained in this Report of Foreign Private Issuer on Form 6-K shall be deemed to be filed with the SEC and incorporated by reference into the Company’s registration statements, including its registration statement on Form S-8 (File No. 333-261130) and registration statement on Form F-3 (File No. 333-266902), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2023

REE Automotive LTD.

By:	/s/ Avital Futterman
	Name:	Avital Futterman
	Title:	General Counsel

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